                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       -----------------------------------


                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                             COMMISSION FILE NUMBER
                                     1-9654


                                 OHM Corporation
              (Issuer of the Securities held pursuant to the Plan)


                     OHM Corporation Retirement Savings Plan
                              (Full Title of Plan)


16406 U.S. ROUTE 224 EAST, FINDLAY, OH                              45840
(Address of principal executive offices)                         (Zip Code)

                                 (419) 423-3529
              (Registrant's telephone number, including area code)

(Mark One):

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1933 (FEE REQUIRED)
    X           For the fiscal year ended December 31, 1996
--------

                TRANSITION REPORT PURSUANT TO SECTION 15(D0 OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                For the transition period from ________ to _________
--------

                              REQUIRED INFORMATION

The following financial statements for the OHM Corporation Retirement Savings Plan are being filed herewith:

Description                                                                 Page No.
-----------                                                                 --------
Audited Financial Statements:
-----------------------------

Report of Independent Auditors...............................................Page 1

Statements of Net Assets Available for Plan Benefits With Fund Information...Page 2

Statements of Changes in Net Assets Available for Plan Benefits With Fund
  Information................................................................Page 4

Notes to Financial Statements................................................Page 6

Schedules
---------

Assets Held for Investment...................................................Page 11

Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets...............................................Page 12


The following exhibit will be filed herewith:

Exhibit No.                            Description                          Page No.
-----------                            -----------                          --------
     1                       Consent of Independent Auditors                 Page 13

                         Report of Independent Auditors


Board of Directors
OHM Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of OHM Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.


                                                   ERNST & YOUNG LLP


Columbus, Ohio
May 2, 1997

                     OHM Corporation Retirement Savings Plan

   Statements of Net Assets Available for Plan Benefits With Fund Information

                                December 31, 1996


                                   OHM           (NCB)        (NCB)                      (NCB)
                                 EMPLOYER       STABLE      AGGRESSIVE       (NCB)      EQUITY
                                  STOCK          VALUE        GROWTH        BALANCE      INDEX          LOAN
                                   FUND          FUND          FUND           FUND       FUND           FUND           TOTAL
                              --------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Armada Money Market
     Portfolio                $     4,219   $     5,000   $      5,000   $     5,000   $     5,000   $         -   $     24,219
   OHM Common Stock             5,960,271             -              -             -             -             -      5,960,271
   LaSalle Income Plus Fund             -     7,157,086              -             -             -             -      7,157,086
   Putnam Voyager Fund                  -             -     11,711,236             -             -             -     11,711,236
   Fidelity Balanced Fund               -             -              -     5,045,821             -             -      5,045,821
   S&P 500 Flagship Fund                -             -              -             -     7,967,916             -      7,967,916
   Loans to participants                -             -              -             -             -     2,865,026      2,865,026
                              -------------------------------------------------------------------------------------------------
Total investments               5,964,490     7,162,086     11,716,236     5,050,821     7,972,916     2,865,026     40,731,575

Receivables:
   Contribution/interest
     receivable                   281,443       165,088        223,627        78,868       115,589             -        864,615
   Due from (to) other funds     (122,235)      (87,473)        61,381       (14,015)       (9,958)      172,300              -
                              -------------------------------------------------------------------------------------------------
Total receivables                 159,208        77,615        285,008        64,853       105,631       172,300        864,615
                              -------------------------------------------------------------------------------------------------
Total assets                    6,123,698     7,239,701     12,001,244     5,115,674     8,078,547     3,037,326     41,596,190

Distribution/refunds payable      (33,808)      (28,507)       (26,530)      (31,116)      (19,300)      (30,737)      (169,998)
Other liabilities                 (17,055)       (7,245)        (3,315)         (674)       (2,089)            -        (30,378)
                              -------------------------------------------------------------------------------------------------
Total liabilities                 (50,863)      (35,752)       (29,845)      (31,790)      (21,389)      (30,737)      (200,376)
                              -------------------------------------------------------------------------------------------------
Net assets available
  for plan benefits           $ 6,072,835   $ 7,203,949   $ 11,971,399   $ 5,083,884   $ 8,057,158   $ 3,006,589   $ 41,395,814
                              =================================================================================================

See accompanying notes.

                     OHM Corporation Retirement Savings Plan

   Statements of Net Assets Available for Plan Benefits With Fund Information

                                December 31, 1995


                                       OHM          (NCB)         (NCB)                       (NCB)
                                     EMPLOYER       STABLE      AGGRESSIVE      (NCB)         EQUITY
                                      STOCK         VALUE         GROWTH       BALANCE        INDEX         LOAN
                                       FUND          FUND          FUND          FUND          FUND         FUND          TOTAL
                                   -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Interest bearing cash
      deposits (overdrafts)        $    (3,804)  $         -   $    (7,600)  $    (6,316)  $    (4,527)  $         -   $    (22,247)
   Armada Money Market Portfolio         8,809        13,175        12,600        11,317         9,527             -         55,428
   OHM Common Stock                  2,625,418             -             -             -             -             -      2,625,418
   LaSalle Income Plus Fund                  -     6,745,725             -             -             -             -      6,745,725
   Putnam Voyager Fund                       -             -     8,593,281             -             -             -      8,593,281
   Fidelity Balanced Fund                    -             -             -     5,331,344             -             -      5,331,344
   S&P 500 Flagship Fund                     -             -             -             -     5,462,059             -      5,462,059
   Loans to participants                     -             -             -             -             -     2,039,291      2,039,291
                                   -------------------------------------------------------------------------------------------------
Total investments                    2,630,423     6,758,900     8,598,281     5,336,345     5,467,059     2,039,291     30,830,299

Receivables:
   Contribution/interest
     receivable                        206,529       160,256       151,282        84,648        83,047             -        685,762
   Due from (to) other funds            35,620      (126,673)       49,992      (144,222)       36,183       149,100              -
                                   -------------------------------------------------------------------------------------------------
Total receivables                      242,149        33,583       201,274       (59,574)      119,230       149,100        685,762
                                   -------------------------------------------------------------------------------------------------
Total assets                         2,872,572     6,792,483     8,799,555     5,276,771     5,586,289     2,188,391     31,516,061

Distribution/refunds payable           (53,763)      (91,260)     (342,699)      (84,232)      (58,922)     (118,879)      (749,755)
Other liabilities                       (3,134)       (5,823)       (1,391)         (549)       (1,652)            -        (12,549)
                                   -------------------------------------------------------------------------------------------------
Total liabilities                      (56,897)      (97,083)     (344,090)      (84,781)      (60,574)     (118,879)      (762,304)
                                   -------------------------------------------------------------------------------------------------
Net assets available for
  plan benefits                    $ 2,815,675   $ 6,695,400   $ 8,455,465   $ 5,191,990   $ 5,525,715   $ 2,069,512   $ 30,753,757
                                   =================================================================================================

See accompanying notes.

                     OHM Corporation Retirement Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits
                             With Fund Information

                          Year ended December 31, 1996


                                     OHM           (NCB)         (NCB)                     (NCB)
                                  EMPLOYER         STABLE      AGGRESSIVE      (NCB)       EQUITY
                                    STOCK          VALUE         GROWTH       BALANCE       INDEX          LOAN
                                    FUND            FUND          FUND          FUND        FUND           FUND          TOTAL
                                 --------------------------------------------------------------------------------------------------
ADDITIONS
Investment income                $     4,325   $   422,625   $    876,947   $   286,006   $   529,527   $    78,339   $  2,197,769
Employee contributions               622,803     1,123,010      2,253,204       965,476     1,206,741             -      6,171,234
Employer contributions             2,792,499             -              -             -             -             -      2,792,499
Rollover                              42,337       187,219        281,366       139,736       170,934             -        821,592
                                 --------------------------------------------------------------------------------------------------
Total additions                    3,461,964     1,732,854      3,411,517     1,391,218     1,907,202        78,339     11,983,094

Deduction-benefits/distributions
  paid to plan participants and
  beneficiaries                     (264,334)     (752,261)    (1,023,471)     (470,608)     (706,237)      (12,770)    (3,229,681)

Other:
   Net unrealized appreciation
      of investments                 647,767             -        259,925       116,151       864,801             -      1,888,644
   Transfers in (out)               (588,237)     (472,044)       867,963    (1,144,867)      465,677       871,508              -
                                 --------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      deduction and other           (204,804)   (1,224,305)       104,417    (1,499,324)      624,241       858,738     (1,341,037)
                                 --------------------------------------------------------------------------------------------------
   Change in net assets
      available for plan
      benefits                     3,257,160       508,549      3,515,934      (108,106)    2,531,443       937,077     10,642,057

Net assets available
  at December 31, 1995             2,815,675     6,695,400      8,455,465     5,191,990     5,525,715     2,069,512     30,753,757
                                 --------------------------------------------------------------------------------------------------

Net assets available
  at December 31, 1996           $ 6,072,835   $ 7,203,949   $ 11,971,399   $ 5,083,884   $ 8,057,158   $ 3,006,589   $ 41,395,814
                                 ==================================================================================================

See accompanying notes.

                     OHM Corporation Retirement Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits
                             With Fund Information

                          Year ended December 31, 1995


                                      OHM        (NCB)         (NCB)                       (NCB)
                                   EMPLOYER      STABLE      AGGRESSIVE     (NCB)         EQUITY
                                     STOCK       VALUE         GROWTH      BALANCE         INDEX          LOAN
                                     FUND         FUND          FUND         FUND          FUND           FUND          TOTAL
                                  -----------------------------------------------------------------------------------------------
ADDITIONS
Investment income (loss)         $  (21,974)  $   310,585   $   666,841   $   186,605   $   855,623      $      -   $  1,997,680
Employee contributions              637,770     1,067,459     1,398,618       857,644       779,474             -      4,740,965
Employer contributions            1,205,178       111,548       159,844        98,053        84,401             -      1,659,024
Rollover                            271,809     1,349,166     1,475,184     1,032,493     1,127,714       320,690      5,577,056
                                 -----------------------------------------------------------------------------------------------
Total additions                   2,092,783     2,838,758     3,700,487     2,174,795     2,847,212       320,690     13,974,725

Deduction-benefits/distributions
   paid to plan participants
   and beneficiaries               (243,889)     (624,647)     (809,098)     (324,977)     (358,247)      (10,140)    (2,370,998)

Other:
   Net unrealized appreciation
      (depreciation) of
      investments                  (666,372)            -     1,502,979       361,121       275,092             -      1,472,820
   Transfers in (out)               (78,545)       19,258      (236,308)     (290,122)       81,758       503,959              -
                                 ------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      deduction and other          (988,806)     (605,389)      457,573      (253,978)       (1,397)      493,819       (898,178)
                                 ------------------------------------------------------------------------------------------------
   Change in net assets available
      for plan benefits           1,103,977     2,233,369     4,158,060     1,920,817     2,845,815       814,509     13,076,547

Net assets available at
   December 31, 1994              1,711,698     4,462,031     4,297,405     3,271,173     2,679,900     1,255,003     17,677,210
                                 ------------------------------------------------------------------------------------------------

Net assets available at
  December 31, 1995              $2,815,675   $ 6,695,400   $ 8,455,465   $ 5,191,990   $ 5,525,715   $ 2,069,512   $ 30,753,757
                                 ===============================================================================================

See accompanying notes.

                     OHM Corporation Retirement Savings Plan


                          Notes to Financial Statements

                                December 31, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENTS

National City Bank (the Trustee) serves as the Trustee for the OHM Retirement Savings Plan (the Plan). The Trustee holds, manages, values, invests, reinvests, accounts for and otherwise deals with each investment fund separately. The current value of the bank administered trustee funds is obtained from the Trustee of the funds and is based on published market prices at the statement date. Realized gains or losses on the sale of investments are the difference between the proceeds received and the specific cost of investment sold. The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in the fair value of investments.

OHM Corporation stock held is valued at the quoted market price at the close of the last business day for that period.

OPERATING EXPENSES

All administrative expenses of the Plan and all fees and retainers of the Plan's Trustee, administrator, auditors, and counsel are paid by OHM Corporation (the Company).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN

The Plan is a defined contribution plan covering all full-time employees of the Company who were employed by OHM Corporation and its subsidiaries on the effective date, November 16, 1988. Each employee who is not a participant as of the effective date will be eligible to become a participant on the first day of each January, April, July and October subsequent to one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan maintains separate accounts for each participant, which are credited with the participant's voluntary contributions and an allocation of (a) Company contributions, (b) plan earnings, and (c) forfeitures of non-vested terminated participants' accounts. Under the Plan, each participant may direct their contributions and allocations between the OHM Corporation Common Stock Fund (OHM Employer Stock Fund), Stable Value Fund, Aggressive Growth Fund, Equity Index Fund, or Balanced Fund.

Effective April 1, 1990, as amended July 1, 1995, the Company matches 100 percent on the first 2 percent and 50 percent on the next 4 percent of a participant's compensation that such participant contributed as before-tax contribution. Beginning June 1995, all Company matches are made in OHM Corporation common stock.

In addition, the Company, at its discretion, may make profit sharing contributions to the Plan for its participants each plan year. Profit sharing contributions will be allocated to the accounts of each participant in the ratio that the compensation of each such participant for the plan year bears to the total compensation of all such participants for the plan year. The Company made no profit sharing contributions during the years ended December 31, 1996 and 1995, respectively.

An employee may make voluntary contributions to the Plan by payroll deduction, or by lump sum deposit for rollovers. Employee contributions may not exceed 15 percent of the employee's pre-tax compensation and/or post-tax compensation subject to IRS guidelines. Voluntary contributions shall be at all times non-forfeitable.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

Under the terms of the Plan, a participant is eligible for normal retirement upon attainment of age 65, or upon suffering total and permanent disability. Upon retirement, disability, or death before retirement or disability, the amount credited to the participant's account, plus any amounts of additional credit as finally determined at the next valuation date, will be distributed to the participant.

In the event of the termination of employment of a participant prior to his normal retirement date, the participant will receive the non-forfeitable interest in his participant account based on a vesting schedule specified in the Plan and all of his voluntary contributions account. A participant becomes 100 percent vested after two years of credited service.

Employees working past their normal retirement date are eligible for continued participation until their retirement date.

The Plan provides for distribution of a participant's account in the form of a "Life Annuity", "Qualified Joint and Survivor Annuity" or other methods of payment as described in the Plan.

Participants with prior approval of the Plan Committee are allowed to borrow against the vested portion of their account and such loans shall bear interest at a rate established at the date of the loan. Generally, the period of repayment for any loan cannot exceed five years.

In the event that the Plan is terminated, any account balance a participant may have accumulated up to that time will become fully vested and non-forfeitable.

                     OHM Corporation Retirement Savings Plan

3. INVESTMENTS

During the year ended December 31, 1996 and 1995, the Plan's investments appreciated (depreciated) in fair value by $1,888,644 and $1,472,820, respectively, as follows:

                                                                         NET APPRECIATION
                                                                          (DEPRECIATION)              FAIR VALUE/
                                                                          IN FAIR VALUE/            CONTRACT VALUE
                                                                          CONTRACT VALUE                AT END
                                                                            DURING YEAR                 OF YEAR
                                                                    -----------------------------------------------------

Plan year ended December 31, 1996:

Investment deposits under trustee National City Bank:
      Invested in Armada Money Market Portfolio (net of
        overdrafts)                                                       $             --            $       24,219
      Invested in OHM Common Stock*                                                 647,767                5,960,271
      Invested in LaSalle Income Plus Fund                                              --                 7,157,086
      Invested in Putnam Voyager Fund                                               259,925               11,711,236
      Invested in Fidelity Balanced Fund                                            116,151                5,045,821
      Investment in S&P 500 Flagship Fund                                           864,801                7,967,916
      Loans to participants                                                             --                 2,865,026
                                                                    -----------------------------------------------------
                                                                                 $1,888,644              $40,731,575
                                                                    =====================================================

Plan year ended December 31, 1995:

Investment deposits under trustee National City Bank:
      Invested in Armada Money Market Portfolio (net of
        overdrafts)                                                       $               -           $       33,181
      Invested in OHM Common Stock*                                                (666,372)               2,625,418
      Invested in LaSalle Income Plus Fund                                                -                6,745,725
      Invested in Putnam Voyager Fund                                             1,502,979                8,593,281
      Invested in Fidelity Balanced Fund                                            361,121                5,331,344
      Investment in S&P 500 Flagship Fund                                           275,092                5,462,059
      Loans to participants                                                               -                2,039,291
                                                                    -----------------------------------------------------
                                                                                 $1,472,820              $30,830,299
                                                                    =====================================================

*Indicates party-in-interest to the Plan.

4. FEDERAL INCOME TAXES

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law.

5. ACQUISITION

On May 30, 1995, the Company completed the acquisition of substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. (Rust). As a result of the acquisition, former employees of Rust became eligible to rollover vested benefits from the Rust Employee Benefit Plans into the OHM Retirement Savings Plan and became participants in the Plan.

                     OHM Corporation Retirement Savings Plan

                           Assets Held for Investment

                                December 31, 1996

                                      DESCRIPTION OF INVESTMENT
                                       INCLUDING MATURITY DATE,
                                         RATE OF INTEREST AND                                CURRENT
              IDENTITY OF ISSUER        PAR OR MATURITY VALUE              COST              VALUE
------------------------------------------------------------------------------------------------------
OHM Corporation                       Common Stock                      $6,130,207         $5,960,271

Armada Money Market                   Mutual Fund
    Portfolio                                                               24,219             24,219

LaSalle Income Plus Fund              Mutual Fund                        7,157,086          7,157,086

Putnam Voyager Fund                   Mutual Fund                        9,823,078         11,711,236

Fidelity Balanced Fund                Mutual Fund                        4,621,412          5,045,821

S&P 500 Flagship Fund                 Mutual Fund                        6,777,679          7,967,916

Loan Fund                             Loans to Participants              2,865,026          2,865,026

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets




                                                                                                              CURRENT
                               DESCRIPTION OF INVESTMENT                                                      VALUE OF
                               INCLUDING MATURITY DATE,                                                       ASSET ON        NET
                               RATE OF INTEREST AND        PURCHASE       SELLING          COST OF          TRANSACTION       GAIN
       IDENTITY OF ISSUER      PAR OR MATURITY VALUE        PRICE          PRICE            ASSET               DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--A SERIES OF TRANSACTIONS IN EXCESS OF
    5 PERCENT OF PLAN ASSETS

Armada Money Market               Mutual Fund
    Portfolio                        313 purchases       $ 10,768,799   $        -       $ 10,768,799       $ 10,768,799  $    -
                                     232 sales                    -       10,805,004       10,805,003         10,805,003       -

LaSalle Income Plus Fund          Mutual Fund
                                     27 purchases           1,152,119            -          1,152,119          1,152,119       -
                                     9 sales                      -          744,890          744,890            744,890       -

Putnam Voyager Fund               Mutual Fund
                                     24 purchases           3,335,092            -          3,335,092          3,335,092       -
                                     10 sales                     -          615,325          493,884            615,325   121,441

Fidelity Balanced Fund            Mutual Fund
                                     17 purchases             602,040            -            602,040            602,040       -
                                     16 sales                     -        1,073,559        1,040,816          1,073,559    32,743

There were no category (i), (ii) or (iv) reportable transactions during 1996.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1934, the Plan Committee members have duly caused this annual report to be signed and undersigned thereunto duly authorized.

                                           OHM CORPORATION
                                           RETIREMENT SAVINGS PLAN


Date:   June 25, 1997                      By: /s/ Steven E. Harbour
                                              -------------------------
                                           Steven E. Harbour
                                           Vice President, Legal
                                           and Secretary

                                           Committee Chairman,
                                           OHM Corporation Retirement
                                           Savings Plan Committee